                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                S C H E D U L E   13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*


                               CARRIAGE SERVICES, INC.
-------------------------------------------------------------------------------
                                   (Name of Issuer)

                            Common Stock, $0.01 PAR VALUE
-------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      143905107
                                  ------------------
                                    (CUSIP Number)


                             Copy to:     Stephen A. Cohen, Esq.
Applewood Associates, L.P.                Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                          750 Lexington Avenue
Brookville, NY 11545                      New York, New York 10022
Telephone (516) 626-3070                  Telephone (212) 735-8600


-------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Persons
                  Authorized to Receive Notices and Communications)

                                   August 8, 1996
-------------------------------------------------------------------------------
                  (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
space     .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (Continued on following page(s))

CUSIP No. 143905107                   13D


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Person

                         Applewood Associates, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                 WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required
                                                                          / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                                   New York
-------------------------------------------------------------------------------
Number of Shares             (7) Sole Voting Power
 Beneficially Owned                 4,222,220 shares                  8.7%
 by Each Reporting              (Represents 422,222 shares of the Issuer's
 Person With                     Class B Common Stock which are entitled to
                                 10 votes per share)
                             --------------------------------------------------
                             (8) Shared Voting Power
                                 0 shares                               0%
                             --------------------------------------------------
                             (9) Sole Dispositive Power
                                 422,222 shares                       5.3%
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                 0 shares                               0%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     422,222 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                      5.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 143905107                   13D





-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Person

                          Barry Rubenstein
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                   (a)  / /
     of a Group*                                             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Source of Funds*
                                 WC,PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required
                                                                          / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                               United States
-------------------------------------------------------------------------------
Number of Shares             (7) Sole Voting Power
 Beneficially Owned              0 shares                               0%
 by Each Reporting
 Person With                 --------------------------------------------------
                             (8) Shared Voting Power
                                 4,555,550 shares                     9.4%
                                (Represents 455,555 shares of the Issuer's
                                 Class B Common Stock which are entitled to
                                 10 votes per share)
                             --------------------------------------------------
                             (9) Sole Dispositive Power
                                 0 shares                               0%
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                 455,555 shares                       5.8%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                 455,555 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                      5.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 143905107                   13D


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Person


                                  Irwin Lieber
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                 WC,PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required
                                                                          / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                                   New York
-------------------------------------------------------------------------------
Number of Shares             (7) Sole Voting Power
 Beneficially Owned                 333,330 shares                    0.7%
 by Each Reporting              (Represents 33,333 shares of the Issuer's
 Person With                     Class B Common Stock which are entitled to
                                 10 votes per share)
                             --------------------------------------------------
                             (8) Shared Voting Power
                                 4,222,220 shares                     8.7%
                                (Represents 422,222 shares of the Issuer's
                                 Class B Common Stock which are entitled to
                                 10 votes per share)
                             --------------------------------------------------
                             (9) Sole Dispositive Power
                                 33,333 shares                        0.4%
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                 422,222 shares                       5.3%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                 455,555 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                      5.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 143905107                   13D


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Person

                               Barry Fingerhut
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                 WC,PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required
                                                                          / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                               United States
-------------------------------------------------------------------------------
Number of Shares             (7) Sole Voting Power
 Beneficially Owned                 877,590 shares                    1.8%
 by Each Reporting              (Includes 84,259 shares of the Issuer's
 Person With                     Class B Common Stock which are entitled to
                                 10 votes per share)
                             --------------------------------------------------
                             (8) Shared Voting Power
                                 4,360,660 shares                     9.0%
                                (Represents 436,666 shares of the Issuer's
                                 Class B Common Stock which are entitled to
                                 10 votes per share)
                             --------------------------------------------------
                             (9) Sole Dispositive Power
                                 119,258 shares                       1.5%
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                 436,666 shares                       5.5%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                 555,924 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                      7.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 143905107                   13D


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Person

                          Applewood Capital Corp.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                   (a)  / /
     of a Group*                                             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only


-------------------------------------------------------------------------------
 (4) Source of Funds*
                                 WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required
                                                                          / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                                    New York
-------------------------------------------------------------------------------
Number of Shares             (7) Sole Voting Power
 Beneficially Owned              0 shares                               0%
 by Each Reporting
 Person With                 --------------------------------------------------
                             (8) Shared Voting Power
                                 4,222,220 shares                     8.7%
                                (Represents 422,222 shares of the Issuer's
                                 Class B Common Stock which are entitled to
                                 10 votes per share)
                             --------------------------------------------------
                             (9) Sole Dispositive Power
                                 0 shares                               0%
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                 422,222 shares                       5.3%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                 422,222 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                      5.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                        CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 143905107                   13D



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Person

                                 Seth Lieber
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                 WC,PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required
                                                                          / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                               United States
-------------------------------------------------------------------------------
Number of Shares             (7) Sole Voting Power
 Beneficially Owned                 27,770 shares                       0%
 by Each Reporting              (Represents 2,777 shares of the Issuer's
 Person With                     Class B Common Stock which are entitled to
                                 10 votes per share)
                             --------------------------------------------------
                             (8) Shared Voting Power
                                 4,222,220 shares                     8.7%
                                (Represents 422,222 shares of the Issuer's
                                 Class B Common Stock which are entitled to
                                 10 votes per share)
                             --------------------------------------------------
                             (9) Sole Dispositive Power
                                 2,777 shares                           0%
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                 422,222 shares                       5.3%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                 424,999 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                      5.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 143905107                   13D


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Person

                               Jonathan Lieber
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                 WC,PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required
                                                                          / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                               United States
-------------------------------------------------------------------------------
Number of Shares             (7) Sole Voting Power
 Beneficially Owned                 33,330 shares                      0%
 by Each Reporting              (Represents 3,333 shares of the Issuer's
 Person With                     Class B Common Stock which are entitled to
                                 10 votes per share)
                             --------------------------------------------------
                             (8) Shared Voting Power
                                 4,222,220 shares                     8.7%
                                (Represents 422,222 shares of the Issuer's
                                 Class B Common Stock which are entitled to
                                 10 votes per share)
                             --------------------------------------------------
                             (9) Sole Dispositive Power
                                 3,333 shares                           0%
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                 422,222 shares                       5.3%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                 425,555 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                      5.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

    This statement, dated August 8, 1996, constitutes Amendment No. 1 to the
Schedule 13D, dated August 8, 1996, regarding the reporting persons' ownership of certain securities of Carriage Services, Inc. (the "Issuer").

    The Schedule 13D is hereinafter referred to as the "Schedule". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed thereto in the Schedule.

    This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons.
It shall refer only to information which has materially changed since the filing of the Schedule.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (a) The reporting persons have agreed not to transfer any shares of Class A Common Stock or any securities convertible into or exchanged for Class A Common Stock (including Class B Common Stock and Series D Preferred Stock) until February 5, 1997 without the prior written consent of the underwriter. The Issuer has agreed to register up to 4,444,436 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock and has granted certain registration rights to the holders of Series D Preferred Stock. These registration rights have been waived in connection with the IPO.

         (b) Pursuant to a voting agreement (the "Voting Agreement") dated effective as of August 8, 1996, Applewood, Barry Rubenstein, Barry Fingerhut and Irwin Lieber (and their respective spouses) and certain other stockholders of the Issuer (the "Stockholders"), have agreed not to (i) transfer, assign, sell, gift, pledge, hypothecate or create any other encumbrance or dispose of any Class A Common Stock, Class B Common Stock or Preferred Stock held by them or acquired by them to any "competitor" (as that term is defined in the Voting Agreement) of the Issuer, without the prior written consent of the holders of at least 80% of Common Stock subject to the terms of the Voting Agreement, or (ii) vote their shares in favor of certain corporate actions of the Issuer unless the Stockholders constituting at least 80% of the votes entitled to be cast on such action are in favor of such action.

         (c) Except for the circumstances discussed or referred to in paragraphs (a) and (b) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT B - Voting Agreement, dated effective as of August 8, 1996, among certain stockholders of the Issuer.

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

                                  APPLEWOOD ASSOCIATES, L.P.


                                  By:  /s/ IRWIN LIEBER
                                      ------------------------------------
                                       Irwin Lieber, General Partner


                                  APPLEWOOD CAPITAL CORP.




                                  By:  /s/ BARRY RUBENSTEIN
                                      ------------------------------------
                                       Barry Rubenstein, President


                                       /s/ BARRY RUBENSTEIN
                                      ------------------------------------
                                       Barry Rubenstein

                                       /s/ IRWIN LIEBER
                                      ------------------------------------
                                       Irwin Lieber

                                       /s/ BARRY FINGERHUT
                                      ------------------------------------
                                       Barry Fingerhut

                                       /s/ SETH LIEBER
                                      ------------------------------------
                                       Seth Lieber

                                       /s/ JONATHAN LIEBER
                                      ------------------------------------
                                       Jonathan Lieber

Date: December 20 , 1996

ATTENTION:    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
              CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).